

August 29, 2016

Mail Stop 4720

<u>Via E-mail</u>
Thomas P. Gibbons
Vice Chairman and Chief Financial Officer
The Bank of New York Mellon Corporation
225 Liberty Street
New York, NY 10286
United States

> **Re:** **The Bank of New York Mellon Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-35651**

Dear Mr. Gibbons:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services